

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2021

Ezra Rosensaft
Chief Executive Officer
IDW Media Holdings, Inc.
520 Broad St.
Newark, NJ 07102

> **Re: IDW Media Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 5, 2021**
> **File No. 333-249511**

Dear Mr. Rosensaft:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 filed April 5, 2021

General

1. Please revise on the prospectus cover page, and elsewhere throughout the filing as appropriate, to disclose the beneficial ownership and voting power held by the Class C holders after the offering. Please also disclose in an appropriate place in your prospectus that future issuances of Class C shares may be dilutive to Class B holders.

Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Dov Schwell, Esq.